Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated April 30, 2020

To Prospectus dated February 28, 2020

Registration No. 333-236787

Pricing Term Sheet

MONDELĒZ INTERNATIONAL, INC.

Pricing Term Sheet

$750,000,000 1.500% Notes due 2025

$750,000,000 2.750% Notes due 2030 (constituting a further issuance of the 2.750% Notes due 2030, of which $500,000,000 aggregate principal amount was issued on April 13, 2020)

Summary of Terms

Issuer:	Mondelēz International, Inc. (the “Company”)

Description of Securities:	$750,000,000 1.500% Senior Notes due 2025 (the “2025 Notes”) $750,000,000 2.750% Senior Notes due 2030 (the “2030 Notes” and, together with the 2025 Notes, the “Notes”).

Trade Date:	April 30, 2020

Settlement Date:	May 4, 2020 (T+2)

Maturity Dates:	May 4, 2025 for the 2025 Notes April 13, 2030 for the 2030 Notes

Issue Prices (Price to Public):	99.464% for the 2025 Notes 105.755% for the 2030 Notes

Benchmark Treasury:	2025 Notes: 0.500% due March 31, 2025 2030 Notes: 1.500% due February 15, 2030

Benchmark Treasury Price / Yield:	2025 Notes: 100-21+ / 0.362% 2030 Notes: 108-04+ / 0.641%

Spread to Benchmark Treasury:	2025 Notes: +125 bps 2030 Notes: +145 bps

Yield to Maturity:	2025 Notes: 1.612% 2030 Notes: 2.091%

Coupons:	1.500% for the 2025 Notes 2.750% for the 2030 Notes

Interest Payment Dates:

2025 Notes: Semi-annually on May 4 and November 4 of each year, commencing November 4, 2020.

2030 Notes: Semi-annually on April 13 and October 13 of each year, commencing October 13, 2020. The Interest payable on October 13, 2020 will include interest deemed to have accrued from and including April 13, 2020 to, but excluding, May 4, 2020, totaling $1,203,125. Such accrued interest shall be paid by the purchasers of the 2030 Notes.

Day Count Convention:	30/360

Optional Redemption:

2025 Notes: Prior to April 4, 2025, the greater of par and make-whole at Treasury plus 20 basis points, plus accrued and unpaid interest to the date of redemption. On or after April 4, 2025, at par, plus accrued and unpaid interest to the date of redemption.

2030 Notes: Prior to January 13, 2030, the greater of par and make-whole at Treasury plus 35 basis points, plus accrued and unpaid interest to the date of redemption. On or after January 13, 2030, at par, plus accrued and unpaid interest to the date of redemption.

Denominations:	$2,000 x $1,000

CUSIPs / ISINs:	2025 Notes: 609207 AU9 / US609207AU94 2030 Notes: 609207 AT2 / US609207AT22

Other Information

Anticipated Long-Term Senior Unsecured Debt Ratings*:	Moody’s: Baa1 S&P: BBB

Underwriters:

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Senior Co-Managers:

BBVA Securities Inc.

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

BNP Paribas Securities Corp.

Co-Managers:

Drexel Hamilton, LLC

Loop Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes to the Preliminary Prospectus Supplement

As the settlement date for the Notes will be within two business days of the date hereof, the following paragraph under the heading “Underwriting (Conflicts of Interest)” immediately before the sub-heading “Sales Outside the U.S.” will be deleted in its entirety:

It is expected that delivery of the notes will be made, against payment of the notes, on or about                , 2020, which will be the                business day in the United States following the date of pricing of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of the Prospectus Supplement dated                , 2020, will be required, because the notes initially will settle within                business days (T+                ) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to                , 2020 should consult their advisors.

No PRIIPs key information document (KID) has been prepared as the securities are not available to retail investors in the EEA.

This pricing term sheet supplements, and should be read in conjunction with, Mondelēz International, Inc.’s Preliminary Prospectus Supplement dated April 30, 2020 and the accompanying Base Prospectus dated February 28, 2020 and the documents incorporated by reference therein.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll free at (800) 294-1322, J.P. Morgan Securities LLC toll free at (212) 834-4533, or Wells Fargo Securities, LLC toll free at (800) 645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3